Exhibit 99.2

© Immatics. Not for further reproduction or distribution. Targeting of Tumor - specific Peptide Antigens with Bispecific T Cell - Engaging Receptor (TCER®) Molecules PEGS: The Essential Protein Engineering & Cell Therapy Summit 2021 Sebastian Bunk , Martin Hofmann, Gabriele Pszolla, Meike Hutt, Frank Schwoebel, Felix Unverdorben, Claudia Wagner, Maike Jaworski, Heiko Schuster, Florian Schwoerer, Christoph Schraeder, Oliver Schoor, Toni Weinschenk, Dominik Maurer and Carsten Reinhardt Immatics, Tuebingen, Germany

Disclaimer 2 This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and Immatics nor any of its affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the IND filing for IMA 204 , IMA 301 , IMA 401 , the Company’s focus on partnerships to advance its strategy, projections of future cash on hand and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, and otherwise in accordance with applicable law . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . This meeting and any information communicated at this meeting are strictly confidential and should not be discussed outside your organization .

stability - and affinity - engineered TCR domains for targeting tumor - specific peptides presented by HLA molecules Antibody domains for recruitment of T cells Human IgG Fc region (silenced) for conferring preferential serum half - life, stability and manufacturability stability - and affinity - engineered TCR domains for targeting tumor - specific peptides presented by HLA molecules Antibody domains for recruitment of T cells Human IgG Fc region (silenced) for conferring preferential serum half - life, stability and manufacturability TCER® – Immatics’ TCR Bispecifics Proprietary TCER® Format Consisting of Three Distinct Elements 3

stability - and affinity - engineered TCR domains for targeting tumor - specific peptides presented by HLA molecules Antibody domains for recruitment of T cells Human IgG Fc region (silenced) for conferring preferential serum half - life, stability and manufacturability Antibody domains for recruitment of T cells Human IgG Fc region (silenced) for conferring preferential serum half - life, stability and manufacturability TCER® – Immatics’ TCR Bispecifics Unlock Immunotherapies for Solid Cancers with Targets beyond the Cancer Cell Surface Adapted from Chandran et al., 2019 stability - and affinity - engineered TCR domains for targeting tumor - specific peptides presented by HLA molecules Accessing the full target space Membrane - associated proteins Accessible for mAb, CAR - T and TCR Intracellular proteins Accessible for TCR 4

TCER® – Superior Proprietary TCR Bispecific Format



TCER®
T cell recruiting antibody
pHLA targeting TCR
Fc domain (silenced) with KiH technology

Potency and stability of proprietary TCER® format is superior to six alternative TCR Bispecific formats[1]

[1] Based on comparative preclinical testing

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IMA402 TCER® – PRAME Target Peptide on HLA-A*02

Detection of PRAME Peptide and PRAME RNA in Tumor and Normal Tissues

PRAME Peptide detection (MS)


Normal tissue
Cancer tissue
MS signal intensity
2.0e+8
1.0e+8
4.0e+7
2.0e+7
1.0e+7
4.0e+6
2.0e+6
1.0e+6
4.0e+5
adipose
adrenal gl
bile duct
bladder
bloodcells
bloodvess
bone marrow
brain
breast
esoph
eye
gall bl
head&neck
heart
intest. la
intest. sm
kidney
liver
lung
lymph node
nerve periph
ovary
pancreas
parathyr
perit
pituit
placenta
pleura
prostate
skel. mus
skin
spinal cord
spleen
stomach
testis
thymus
thyroid
trachea
ureter
uterus
AML
BRCA
CCC
CLL
CRC
GBC
GBM
GC
GEJC
HCC
HNSCC
MEL
NHL
NSCLCadeno
NSCLCother
NSCLCsquam
OC
OSCAR
PACA
PRCA
RCC
SCLC
UBC
UEC
detection frequency
100%
0%

PRAME RNA detection in tumor samples (ISH)


SqNSCLC
Ovarian Cancer

PRAME target prevalence in selected cancer indications

Indications	Target prevalence [%]
Uterine carcinoma	100
Melanoma	95
Ovarian carcinoma	80
Squamous non-small cell lung carcinoma	65
Uveal melanoma	50
Cholangiocarcinoma	35
Diffuse large B-cell lymphoma	30
Breast carcinoma	25
Head & neck squamous cell carcinoma	25
plus several further indications	

PRAME target prevalences are based on TCGA data combined with a XPRESIDENT®-determined target individual MS-based mRNA expression threshold

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IMA402 TCER® – In Vitro Efficacy Assessment PBMC - mediated Cytotoxicity Against Tumor Cells 0 20 40 60 80 100 0 . 1 1 10 100 1000 10000 TCER Conc. [pM] Lysis [%] Tumor cell line ~500 target pHLA per cell 0 20 40 60 80 100 0 . 1 1 10 100 1000 10000 TCER Conc. [pM] Lysis [%] Tumor cell line ~250 target pHLA per cell IMA402 candidate 1 IMA402 candidate 3 IMA402 TCER® candidates induce killing of tumor cell lines presenting PRAME target peptide - HLA at similar copy numbers than detected in patient cancer tissue (100 – 1000 copies per cell) 7

IMA402 TCER® – In Vivo Efficacy Assessment Anti - Tumor Activity of Four IMA402 Candidates in Subcutaneous Tumor Xenograft in Mice Anti - tumor activity of IMA402 TCER® candidates including complete regressions in tumor xenograft model Treatment schedule T r a n s p la n t a t ion Tumor T r a n s p la n t a t ion Human PBMC I M A402 Treatment start - 20 - 10 200 400 600 800 1000 1200 1400 1600 Mean tumor volume [mm 3 ] 1 4 7 10 14 17 21 24 Time [days] - 2 0 - 10 Control Candidate 1 Candidate 2 Candidate 3 Candidate 4 Transplantation Tumor Tr a n s plan t a t i o n Human PBMC I M A 402 Treatment start Mouse strain : NOG (8 - 10 mice per group), Tumor cell line: ~500 target pHLA per cell, PBMC: 2 human donors, Control: Treatment with PBS (TCER® vehicle) 8 Administration of IMA402 in defined dosage interval 1 4 7 10 14 17 21 24 Study day

200 175 150 125 100 75 50 25 0 % Lysis w/o 10 - 1 10 0 10 1 10 2 10 3 10 4 10 5 TCER [pM] 200 175 150 125 100 75 50 25 0 % Lysis w/o 10 - 1 10 0 10 1 10 2 10 3 10 4 10 5 TCER [pM] IMA402 TCER® – In Vitro Safety Assessment IMA402 candidate 1 IMA402 candidate 3 iPSC - derived Cardiomyocytes Tumor cell line (~500 target pHLA per cell) PBMC - mediated Cytotoxicity Against Normal Tissue Cells • Cytotoxicity assessed against N=11 different human normal tissue cell types • IMA402 TCER® candidates show a minimum of 1,000 - fold therapeutic window between tumor cell reactivity and normal tissue cell reactivity 9

Profile of Second TCER® Program – IMA402 Candidates Targeting PRAME Summary • IMA402 TCER® is directed against PRAME , one of the most frequently expressed intracellular cancer targets for TCR - based therapies • Killing of PRAME - positive cancer cells with a minimum of 1,000 - fold therapeutic window • Consistent tumor regression including complete responses in in vivo (NOG mouse) model • Further data support antibody - like profiles for manufacturability and pharmacokinetics • Manufacturing activities with clinical candidates including one lead candidate have started IMA402 is the second TCER® program having reached preclinical proof - of - concept validating Immatics’ proprietary TCER® platform 10